1500 University Street, Suite 700

October 2, 2012

Montreal QC, H3A 3S8

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CLIFTON STAR RESOURCES INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

31/10/2012

Record Date for Voting :

31/10/2012

Beneficial Ownership Determination Date :

31/10/2012

Meeting Date :

04/12/2012

Meeting Location:

Montreal, Qc.

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

18713J 108

CA18713J1084

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for CLIFTON STAR RESOURCES INC